United Security Bancshares
2126 Inyo Street, Fresno, California 93721
(559) 248-4944

January 16, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                             United Security Bancshares
Registration Statement on Form S-4
File No. 333-139139

Dear Commissioners:

United Security Bancshares hereby requests that the above-captioned registration statement be ordered effective at 2:00 p.m. EST on January 16, 2007, or as soon as practicable thereafter.

United Security Bancshares

/s/ Kenneth L. Donahue

Kenneth L. Donahue
Chief Financial Officer

cc:	Laura Dean-Richardson, Gary Steven. Findley & Associate
Daniel Eng, Bullivant Houser Bailey PC